EXHIBIT  11
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                            TRISM, INC.
                      (DEBTOR-IN-POSSESSION)
    Computation of Basic and Diluted Earnings Per Common Share
For the three months and nine months ended September 30, 1999 and 1998
        (In thousands, except per share amounts, unaudited)

                                                                   Three Months Ended         Nine Months Ended
                                                                       1999         1998            1999           1998

Income (loss) before extraordinary item                             $ (5,047)     (1,330)         (11,535)        (3,072)

Extraordinary item, gain on extinguishment
   of debt, net of income taxes of $841                                  -         1,563              -            1,563

Net earnings (loss)                                                 $ (5,047)        233          (11,535)        (1,509)


Weighted average number of shares

     Basic:
          Average common shares outstanding                            5,702       5,719             5,702         5,719

     Diluted:
          Average common shares outstanding                            5,702       5,719             5,702         5,719
          Common share equivalents resulting from
             assumed exercise of stock options                           -           -                -              -

                                                                       5,702       5,719             5,702         5,719

Basic earnings (loss) per common share:

   Loss before extraordinary item                                   $  (0.89)      (0.23)           (2.02)         (0.53)
   Extraordinary item                                                    -          0.27              -             0.27
   Net earnings (loss)                                              $  (0.89)       0.04            (2.02)         (0.26)

Diluted earnings (loss) per share:

   Loss before extraordinary item                                   $  (0.89)      (0.23)           (2.02)         (0.53)
   Extraordinary item                                                    -          0.27              -             0.27
   Net earnings (loss)                                              $  (0.89)       0.04            (2.02)         (0.26)

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Earnings (Loss) Per Share

Basic earnings (loss) per share excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Common shares outstanding include issued shares less shares held in treasury. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock (common stock equivalents). Diluted earnings per share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding and dilutive common stock equivalents at the end of each reporting period. Common stock equivalents are excluded from the diluted calculation if a net loss was incurred for the period as these transactions are anti-dilutive. Under the contemplated plan of reorganization, current shareholders ownership interests will be significantly diluted as more fully discussed in the accompanying footnotes.